AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
                       ON MARCH 17, 2000

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549
  --------------------------------------------------------------

                            FORM SB-1
                      REGISTRATION STATEMENT
                              UNDER
                    THE SECURITIES ACT OF 1933
 ---------------------------------------------------------------

                  AMERICAS POWER PARTNERS, INC.

      (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         COLORADO             7371                       05-0499526
         (STATE OR OTHER      (PRIMARY STANDARD          (I.R.S. EMPLOYER
         JURISDICTION OF      INDUSTRIAL CLASSIFICATION  IDENTIFICATION NO.)
         INCORPORATION OR     CODE NUMBER)
         ORGANIZATION

                        AMERICAS POWER PARTNERS, INC.
                          105 EAST FIRST, SUITE 101
                           HINSDALE, ILLINOIS 60521
                               (630) 325-9101

       (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
           AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)



                              CHUHAK & TECSON, P.C.
                    225 WEST WASHINGTON STREET, SUITE 1300
                            CHICAGO, IL 60606-3418

           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                WITH COPIES TO:

                      NADEAU & SIMMONS, P.C.        BERSCH ACCOUNTING
                      1250 TURKS HEAD BUILDING      633 W. WISCONSIN AVENUE
                      PROVIDENCE, RI 02903          SUITE 610
                      401-272-5800                  MILWAUKEE, WI 53203
                                                    414-272-8800


               APPROXIMATE DATE OF COMMENCEMENT OF
               PROPOSED SALE TO THE PUBLIC:

              As soon as practicable after approval.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [X]

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. [ ] ____________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ] _________________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one):

Alternative 1  (   )          Alternative 2  (X)

        -------------------------------------------------------------
                      CALCULATION OF REGISTRATION FEE
        -------------------------------------------------------------

-------------------------------------------------------------------------
TITLE OF EACH                       PROPOSED   PROPOSED
CLASS OF                            MAXIMUM     MAXIMUM
SECURITIES TO       AMOUNT TO       OFFERING    AGGREGATE        AMOUNT OF
BE REGISTERED       BE REGISTERED   PRICE PER   OFFERING PRICE   REGIST. FEE
                                    SHARE
------------------------------------------------------------------------------
Common Stock,       2,400,000(1)    $4.46 per   $10,700,000(1)   $3,691.00
No Par value                        share

--------------------------------------------------------------------------------

(1) This offering registers shares previously sold. The securities will be sold at their market price on the Over-the-Counter Electronic Bulletin Board when sold. Accordingly, the registration fee has been calculated in accordance with Rule 457(c) of the Securities Act and based upon certain shares of common stock ("Americas Power Partners Common Stock"). The average of the bid and asked price as of March 15, 2000 was $4.46.

------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE
SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE
AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE
OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


                  Subject to Completion Dated March 17, 2000

                         AMERICAS POWER PARTNERS, INC.

                               2,400,000 SHARES

                                 COMMON STOCK

This Prospectus relates to up to 2,400,000 shares of common stock, no par value (the "Common Stock") of Americas Power Partners, Inc. (the "Company" or "Registrant"), whose corporate address is 105 East First, Suite 101, Hinsdale, IL 60521. All of the shares (collectively the "Shares") of the Company offered hereby are to be sold for the accounts of the selling shareholders set forth herein (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. The Company estimates that total expenses of the offering will be approximately $75,000 in connection with this offering ("Offering") of the Shares. (See "Selling Shareholders" and "Plan of Distribution").

The Company's Common Stock is quoted on the Over-the-Counter Electronic Bulletin Board stock symbol "APPN". The Company is subject to the reporting requirements of Section 13 and 15(d) of the Exchange Act and is presently current in its filed reports with the Securities and Exchange Commission.

INVESTMENTS IN THE SECURITIES INVOLVE A HIGH DEGREE OF RISK (SEE "RISK FACTORS"). THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                        TABLE OF CONTENTS

Prospectus Summary .........................................................
Risk Factors................................................................
     Year 2000 Problems May Have an Adverse Effect
     Competition
     Potential Fluctuations in Quarterly Operating Results
     Limited Operating History
     Dependence on Third-Party Suppliers
     Patents, Trademarks and Proprietary Information
     Rapid Technological Changes
     Expansion
     Government Regulation
     Dependence on Key Personnel
     Control by Principal Shareholders, Officers and Directors
     Issuance of Preferred Stock
     Trading Market; Volatility of Stock Price
     Possible Need for Additional Financing
     Indemnification of Officers and Directors
     Dependence Upon Outside Advisors
     Rule 144 Sales
Use of Proceeds.............................................................
Dilution ...................................................................
Dividend Policy ............................................................
Business ...................................................................
Management's Discussion and Analysis of Financial Condition and
 Results of Operations .....................................................
Management .................................................................
Certain Transactions .......................................................
Principal Shareholders .....................................................
Description of Capital Stock ...............................................
Plan of Distribution .......................................................
Agreements with Armstrong ..................................................
Investor Relations Arrangements ............................................
Legal Matters ..............................................................
Experts ....................................................................
Additional Information .....................................................
Financial Statements .......................................................F-1

                 CROSS REFERENCE PAGE REQUIRED BY

                    REGULATION S-K ITEM 501(b)

                                                           CAPTION OR LOCATION
    ITEM IN FORM SB-1                                      IN PROSPECTUS
    -----------------------------------------              -------------------
1.   Information Required by Item 501 of Regulation S-B.... Front Cover
2.   Information Required by Item 502 of Regulation S-B.... Inside Front Cover
3.   Information Required by Item 503 of Regulation S-B.... Prospectus Summary;
                                                            Risk Factors
4.   Use of Proceeds....................................... Prospectus Summary;
                                                            Use of Proceeds
5.   Determination of Offering Price....................... Risk Factors;
                                                            Plan of Distribution
6.   Dilution.............................................. Dilution
7.   Selling Security Holders..............................
8.   Plan of Distribution.................................. Plan of Distribution
9.   Description of the Securities to be Registered........ Description of
                                                            Securities
10.  Interest of Named Experts and Counsel................. Legal Matters
11.  Information with Respect to the Registrant............
11(a)Information Required by Item 101 of Regulation S-B.... Description of
                                                            Business
11(b)Information Required by Item 102 of Regulation S-B.... Description of
                                                            Property
11(c)Information Required by Item 103 of Regulation S-B.... Litigation
11(d)Information Required by Item 201 of Regulation S-B.... Price Range of
                                                            Common Stock
11(e)Information Required Under Regulation S-B............. Financial Statements
11(f)Information Required by Item 301 of Regulation S-B.... Description of
                                                            Securities
11(g)Information Required by Item 302 of Regulation S-B.... N/A
11(h)Information Required by Item 303 of Regulation S-B.... Management's
                                                            Discussion
                                                            and Analysis
11(i)Information Required by Item 304 of Regulation S-B.... Experts
11(j)Information Required by Item 401 of Regulation S-B.... Management
11(k)Information Required by Item 402 of Regulation S-B.... Executive
                                                            Compensation
11(l)Information Required by Item 403 of Regulation S-B.... Principal
                                                            Stockholders
11(m)Information Required by Item 404 of Regulation S-B.... Certain Transactions
12.  Information Required by Item 510 of Regulation S-B.... Indemnification of
                                                            Officers and
                                                            Directors

                                   PART I

                 NARRATIVE INFORMATION REQUIRED IN PROSPECTUS


ITEM 1.   INSIDE FRONT AND OUTSIDE BACK COVER PAGES OF
          PROSPECTUS

          See front and back cover pages of this Prospectus.


ITEM 2.   SIGNIFICANT PARTIES

          (a)  The Company's directors:


The directors and officers of the Company are as follows:

Name                Title                       Age

David W. Pequet     President & Director        48

Mark Margason       Secretary, CEO              44
                    & Director

Theodore Bogard     Vice President & Director   46



           (b)  The Company's officers: See response to Item 2(a) above.


The officers of the Company are as follows:

Name             Title               Address

David Pequet     Chairman and        105 E. First Street, Suite 101
                                     Hinsdale, IL 60521

Mark Margason    CEO and Secretary   105 E. First Street, Suite 101
                                     Hinsdale, IL 60521

Theodore Bogard  Vice President      1030 Eulalia Road, NE
                                     Atlanta, GA 30319


         (c)  The Company's general partners:  None.

         (d) Record owners of 5 percent or more of any class of the Company's equity securities (common stock): See response to
              Item 2(e) below.

         (e) Beneficial owners of 5 percent or more of any class of the Company's equity securities (common stock):


Name                     Number of Shares
                         Beneficially Owned       Percentage of Ownership

Merrill Armstrong        818,351                   6.56%

Armstrong International  1,628,996                13.06%

Theodore Bogard          848,269                   6.80%


Name                     Number of Shares
                         Beneficially Owned       Percentage of Ownership

Thomas Smith             1,719,698                13.78%

David W. Pequet          1,927,740                15.45%

Mark Margason            1,927,743                15.45%


               See also the information set forth under the heading "Principal Shareholders" appearing elsewhere in this Prospectus.

          (f)  Promoters of the Company: See response to Item 2(a) above.

          (g) Affiliates of the Company: See Items 2(a), (b), (d) and (f) above.

          (h)  Counsel to the Company with respect to the proposed offering:

               Nadeau & Simmons, P.C.
               1250 Turks Head Building
               Providence, RI 02903

           (i) Each underwriter with respect to the proposed offering:

               Not applicable.

      (j)  The underwriter's directors:

           Not applicable.

      (k)  The underwriter's officers:

           Not applicable.

      (l)  The underwriter's general partners:

           Not applicable.

      (m)  Counsel to the underwriter:

           Not applicable.

ITEM 3.   RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN
          REGISTRATION STATEMENT

No expert named in this prospectus was paid on a contingent basis or had a material interest in the Company or any of its subsidiaries or was connected with the Company or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.


ITEM 4.   LEGAL PROCEEDINGS

Neither the Registrant nor any of its affiliates are a party, nor is any of their property subject, to material pending legal proceedings or material proceedings known to be contemplated by governmental authorities.


ITEM 5.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Not applicable.


ITEM 6.   DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
          FOR SECURITIES ACT LIABILITIES

The Company's Articles of Incorporation provide that a director of the Company shall not be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as a director, except liability for the following:

     (a) any breach of the director's duty of loyalty to the Company or its shareholders;
     (b) acts or omissions not in good faith or which involve gross negligence intentional misconduct or a knowing violation of law;
     (c) any unlawful distribution as set forth in the General Corporation Law of the State of Colorado; or
     (d) any transaction from which the director derived an improper personal benefit.

These provisions may have the effect in certain circumstances of reducing the likelihood of derivative litigation against directors. While these provisions may eliminate the right to recover monetary damages from directors in various circumstances, rights to seek injunctive or other non-monetary relief are not eliminated.

The Company's By-laws provide for indemnification of the Company's directors to the fullest extent permitted by law. The Company's Bylaws also permit the Company, through action of the Board of Directors, to indemnify the Company's officers or employees to the fullest extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expensesincurred or paid by a director, officer or controlling person of the Company in the successfuldefense of any action, suit or proceeding) is asserted by such director, officer or controllingperson in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.


                        PROSPECTUS SUMMARY

The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus.


                           THE COMPANY

This Summary of Business describes the overall operational plan for the Company with respect to its development and operation of power plant systems.

Company Description

The Company will develop, own and operate power plant systems (steam, electric, compressed air, chilled water and condensate return) for industrial, institutional, and commercial clients. The Company has formed strategic alliances with other companies in the areas of fuel supply, power plant optimization, operations and maintenance and electric power marketing.
The Company optimizes utility costs for the end users by upgrading generation facilities and providing solution for lower cost utilities. Through our management team and strategic partners we provide the end-user: monetization of existing power plant systems, competitive cost of power commodities, utility systems upgraded to "Best in Class", reliable supply of utilities, and transfer of operations and maintenance services.

The Company's corporate headquarters are located at 105 E. First Street, Hinsdale, IL 60521. The Company's transfer agent is American Securities Transfer, Inc., 1825 Lawrence Street, Ste 444 Denver, CO 80020 (303) 298-5370.

                           THE OFFERING

The offering to which this Prospectus relates (the "Offering") consists of 2,400,000 shares of Common Stock.


                           RISK FACTORS

The securities offered hereby are speculative, involve a high degree of risk and immediate and substantial dilution, and should not be purchased by investors who cannot afford the loss of their entire investment. See "Risk Factors."

Forward-Looking Information

THIS FORM SB-1 AND OTHER STATEMENTS ISSUED OR MADE FROM TIME TO TIME BY AMERICAS POWER PARTNERS, INC. OR ITS REPRESENTATIVES CONTAIN STATEMENTS
WHICH MAY CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF
THE SECURITIES ACT OF 1933 AND THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FIFTEEN U.S.C.A. SECTIONS 77Z-2 AND 78U-5 (SUPP. 1996). THOSE STATEMENTS INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF AMERICAS POWER PARTNERS, INC. AND MEMBERS OF ITS MANAGEMENT TEAM AS WELL AS THE ASSUMPTIONS ON WHICH SUCH STATEMENTS ARE BASED. PROSPECTIVE INVESTORS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS CURRENTLY KNOWN TO MANAGEMENT THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN FORWARD-LOOKING STATEMENTS ARE SET FORTH IN THE SAFE HARBOR COMPLIANCE STATEMENT FOR FORWARD-LOOKING STATEMENTS INCLUDED AS EXHIBIT 99.1 TO THIS FORM SB-1 AND ARE HEREBY INCORPORATED HEREIN BY REFERENCE. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE OR REVISE FORWARD-LOOKING STATEMENTS TO REFLECT CHANGED ASSUMPTIONS, THE OCCURRENCE OF UNANTICIPATED EVENTS OR CHANGES TO FUTURE OPERATING RESULTS OVER TIME.

YEAR 2000 PROBLEMS MAY HAVE AN ADVERSE EFFECT ON OPERATIONS

The Company utilizes a significant number of computer software programs and operating systems across its entire organization. To the extent the Company's software applications contain source codes that were unable to appropriately interpret the calendar year 2000, some level of modification, or even possibly replacement of such applications was necessary.

The Company intends to continue its efforts to seek reassurances regarding the Year 2000 compliance of vendors, joint venture partners and content partners.

The costs incurred by the Company through December 1999 to address Year 2000 compliance were approximately $10,000.

The Company has not specifically tested software, including licensed software, shareware, and freeware, obtained from third parties, but it has sought assurances from its vendors that licensed software is Year 2000 Compliant.

The Company funded its Year 2000 plan from operating cash flows. We estimate that costs incurred through December 31, 1999 in connection with Year 2000 compliance projects have not been material.

COMPETITION

At this time, the Company is in a highly competitive market with brand name operators. It's success, therefore, must rely solely on the effective and efficient promotion, operational support and sales of its services. The company is engaged in a business with a high public profile and is directly competitive with manufacturers and distributors of power plant systems.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

The Company's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. Such risks for the Company include, but are not limited to, an evolving and unpredictable business model, management of growth, the Company's ability to anticipate and adapt to a developing market and unforeseen changes and developments in the Company's strategic partners' activities and direction. To address these risks, the Company must, among other things, implement and successfully execute its business strategy, continue to develop and upgrade its technology, provide superior client service, respond to competitive developments and attract, retain and motivate qualified personnel and meet the expectations of its strategic partners. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

LIMITED OPERATING HISTORY

As a result of the Company's limited operating history and the emerging nature of the markets in which it competes, the Company may not be able to accurately predict its revenues. The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control. Factors that may adversely affect the Company's quarterly operating results include (i) the Company's ability to retain and attract clients, (ii) the level of competition in the power plant industry, (iii) the Company's ability to upgrade and develop its systems and infrastructure and attract new personnel in a timely and effective manner,
(iv) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, (v) governmental regulation, and (vi) general economic conditions and economic conditions specific to the power plant industry.

PATENTS, TRADEMARKS AND PROPRIETARY INFORMATION

The Company may apply for United States patents related to its business. The Company also has applied for trademark protection in the United States for the name AMERICAS POWER PARTNERS, INC. There can be no assurance as to the breadth or degree of protection which existing or future patents or trademarks, if any, may afford the Company, that any patent or trademark applications will result in issued patents or trademarks, that the Company's patents or trademarks will be upheld, if challenged, or that competitors will not develop similar or superior methods or products outside the protection of any patent issued to the Company. Although the Company believes that its potential patent and trademarks and the Company's products do not and will not infringe patents or trademarks or violate the proprietary rights of others, it is possible that the Company's existing patent or trademark rights may not be valid or that infringement of existing or future patents, trademarks or proprietary rights may occur. Failure to do any of the foregoing could have a material adverse effect upon the Company. In addition,there can be no assurance that the Company will have the financial or other resources necessaryto enforce or defend a patent or trademark infringement or proprietary rights violation action which may be brought against it. Moreover, if the Company's products infringe patents, trademarks or proprietary rights of others, the Company could, under certain circumstances, become liable for damages, which also could have a material adverse effect on the Company.

EXPANSION

The Company's proposed expansion will also require the implementation of enhanced operational and financial systems and will require additional management, operational and financial resources. Failure to implement these systems and add these resources could have a material adverse effect on the Company's results of operations and financial condition. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain or accelerate its growth. In addition, there can be no assurance of the viability of the Company's products in new geographic regions or particular local markets.

GOVERNMENT REGULATION

The Company must comply with state laws and a wide range of other state and local rules and regulations applicable to their businesses. See "Company Business--Government Regulation." Continued compliance with this broad federal, state and local regulatory network is essential and costly, and the failure to comply could have a material adverse effect on the Company. Violations of laws and/or state laws and regulations governing substantive aspects of doing business in a particular state could subject the Company and its affiliates to rescission offers, monetary damages, penalties, imprisonment and/or injunctive proceedings.

DEPENDENCE ON KEY PERSONNEL

The Company's future success depends in large on part of the continued service of its key marketing and management personnel and on its ability to continue to attract an retain qualified employees. The competition for such personnel is intense, and the loss of key employees could have a material effect on the Company's financial condition and results of operations.

CONTROL BY PRINCIPAL SHAREHOLDERS, OFFICERS AND DIRECTORS

The Company's principal shareholders, officers and directors will beneficially own approximately sixty-four percent (64%) of the Company's Common Stock. As a result, such persons may have the ability to control the Company and direct its affairs and business. Such concentration of ownership may also have the effect of delaying, deferring or preventing change in control of the Company. See "Principal Stockholders."

ISSUANCE OF PREFERRED STOCK MAY ADVERSELY AFFECT HOLDERS OF
COMMON STOCK OR DELAY OR PREVENT CORPORATE TAKE-OVER

The Company's Articles of Incorporation provide that preferred stock may be issued by the Company from time to time in one or more series. The Board of Directors of the Company is authorized to determine the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of preferred stock and the designation of any such shares, without any vote or action by the Company's shareholders. The Board of Directors may authorize and issue Preferred stock with voting power or other rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company, because the terms of preferred stock that might be issued could potentially prohibit the Company's consummation of any merger, reorganization, sale of substantially all of its assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of the preferred stock.

TRADING MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

There has been little public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained. At a future date, provided a public market for the stock does develop, the market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products and/or services by the Company or its competitors, governmental regulatory action, developments with respect to patents or proprietary rights and general market conditions. In addition, the stock market has from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.

POSSIBLE NEED FOR ADDITIONAL FINANCING

The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Company's Articles of Incorporation provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

DEPENDENCE UPON OUTSIDE ADVISORS

To supplement the business experience of its officers and directors, the Company may be required to employ consultants or advisors. It is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company.

RULE 144 SALES

Certain of the outstanding shares of Common Stock held by present stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended.

As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. As a result of revisions to Rule 144 which became effective on or about
April 29, 1997, there will be no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop.

FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Amounts affected by these estimates include, but are not limited to, the estimated useful lives, related amortization expense and carrying values of the Company's intangible assets and capitalized software development costs. Changes in the status of certain matters or facts or circumstances underlying these estimates could result in material changes to these estimates, and actual results could differ from these estimates.

DISCLOSURE RELATING TO LOW-PRICED STOCKS

As long as the trading price of the Common Stock is less than US$5.00 per share, trading in the Common Stock in the US secondary market is subject to certain rules promulgated under the Securities Exchange Act of 1934, which rules require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a "penny stock" (generally, any non-NASDAQ equity security that has a market price of less than US$5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transactions prior to sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Common Stock, which could severely limit the market liquidity of the Common Stock and the ability of stockholders to sell the Common Stock in the US secondary market.

                         USE OF PROCEEDS

The Company will not realize any of the proceeds of their Offering.


                          CAPITALIZATION

The following is the capitalization of the Company as of March 17, 2000.

                                                              AMOUNT TO BE
                                      AMOUNT      AMOUNT      OUTSTAND. UPON
TITLE OF CLASS                        AUTHORIZ.   OUTSTAND.   ISSUANCE OF ALL
                                                              SHARES
-----------------------------         ---------   ---------   ---------------
Common Stock no par value             40,000,000  8,394,600   12,475,699

Preferred Stock                       10,000,000  2,709,519    2,709,519


                             DILUTION

The Company's shareholders will not realize any dilution from this Offering.


                       SELLING SHAREHOLDERS

THE OFFERING

An aggregate of up to 2,400,000 Shares of the Company's Common Stock, no par value per share, may be offered by the Selling Shareholders who had previously been issued "restricted" shares by the Company and who will be entitled to sell up to 2,400,000 Shares of the Company's Common Stock offered herein by this Prospectus.

The following table sets forth certain information with respect to the Selling Shareholders, persons or entities for whom the Company is registering for resale to the public, either the Shares of the Company's Common Stock which such persons or entities own.

The following table reflects such person's or entities' ownership as of March 17, 2000.


                                 AMOUNT AND
                                 NATURE OF
                                 BENEFICIAL                        MAX.
NAME OF                          OWNER. OF       PERCENT           NO. TO
                                 HOLDERS         SHARES OF CLASS   BE SOLD
---------------                  -----------     ---------------   -------

ABACO
c/o Jim Brennan
735 Broad Street
Chattanooga TN
37402                                                                   50,000

Elisabeth Alofsin
C/O Peter J. Alofsin
275 Promenade Street,
Ste. 300
Providence RI 02908                                                        500

Peter J. Alofsin
275 Promenade Street,
Ste. 300
Providence RI 02908                                                        500

Timothy Alsheimer
Four Winds Bellevue Ave
Newport  RI 02840                                                          100

Vince Arcello
651 W. Main Rd.
Middletown RI 02842                                                        100

Merrill Armstrong
2081 E. Ocean Blvd
Stuart FL 34996                                                         73,465

Armstrong Intl.
2081 E. Ocean
Stuart FL 34996                                                        158,360

Terry Badger
85 Summer Street
Oakland ME 04963                                                           500

Sherman Barnett
8272 Gateway
El Paso TX 79907                                                        33,000

Mark Beall
12790 Atlantic Avenue
Lakewood CO 80228                                                          500

Jim Beznick                                                             36,194

Robert J. Beuchler
The Principal Group
102 S. Tejon Street,
Ste. 300
Colorado Springs CO
80903                                                                      500



David J. Binkowski
Bink, Inc.
3808 South Sherman Street
Englewood CO  80110                                                        500

David E. Blake
9108 Brompton Ct.
Raleigh  NC 27615
                                                                         5,520

Thomas H. Blaney II
201 Line Road
Bellemead NJ  08502                                                        100

Doug Bloss
2081 E. Ocean Blvd.
Stuart FL 34996                                                         29,023

Theodore Bogard
1030 Eulalia Rd
Atlanta GA 30319                                                       150,000

Robert Borday
4 Wolcott Avenue
Jamestown RI 02835                                                         100

Boza Management Co.
6299 Paseo de Republica
Mira Flores, Lima 18
Peru                                                                   402,126

Thomas Darrell Carico
C/O Ricky D. Wolfe
322 Savannah Ave.
Statesboro GA 30458                                                      2,000

Benjamin Chou
20316 Rosemeadow Ct.
Gaithersburg MD 20882                                                      100

John H. Cox
The Provident
5613 DTC Parkway, Ste. 150
Englewood CO 80111                                                         500

Kevin Dermody
Emerald Investments
15 W. Jefferson Street
Naperville IL 60540
                                                                        10,000

Duncan Associates
Duncan Assoc. LLC
3211 Victor Reiter Blvd.
Portland  TN   37148
                                                                        46,680

Michael L. Ebert
Ebert & Rehorn
4455 E. Camelback, Ste. E-180
Phoenix  AZ 85018                                                          500

Charles Ellsworth
1158 Eudora Street
Denver CO 80209                                                            500

Jack W. Eversull
The Eversull Group
5728 LBJ Freeway,
Ste. 200
Dallas TX 75240                                                            100

Gary Fencik
1134 W. Schubert
Chicago IL 60614
                                                                        12,095

Arthur Frank
30 Mongenais St.
Providence RI 02909                                                        100

Frank Frankini
135 W. View
Lombard IL 60148                                                        11,800

Amy Hand
2965 S. Williams
Denver CO 80210                                                            500

David Hand
2965 S. Williams
Denver CO 80210                                                            500

Craig Hart
7014 E. Camelback Rd.
No. 580
Scottsdale AZ 85251                                                        100

Margaret Heath
357 Harris Hill Rd.
Poland  ME 04274                                                           500


Don Hejmanowski
2013 Torwood Circle
Plainfield IL 60544                                                        100

Thomas Henry
2999 Brynmawr
Portage MI 49024                                                        10,000

Patrick Hillegas
141 W. Jackson Blvd
Chicago IL  60661                                                        5,000

Roger Huglion
255 W. 84th St. Apt. 3B
New York  NY 10024                                                         100

James W. Johnson
1225 E. Commodore Place
Tempe AZ 85283                                                             500

Robert B. Johnson
California Federal
1225 E. Commodore Place
Tempe AZ  85283                                                            500

Mark Johnson
957 Snyder Lane
Walnut Creek CA  94598
                                                                        22,289

Ning Luh
12925 Creamery Hill Drive
Germantown MD 20874                                                        100

Pasquale Maiorino
c/o Platz Associates
Two Great Falls Plaza
Auburn ME 04210                                                          2,000

Margason Family
Limited Partnership
614 S. Bodin
Hinsdale  IL 60521                                                     150,000

Mercer Investments, LLC
One Union Square
Suite 510
Chatanooga TN 37402                                                     56,138


Steven Merrell
C/O Lewis F. Merrell
3313 Riley
Plano TX   75025                                                           500

Amanda Merrell
C/O Lewis F. Merrell
3313 Riley
Plano TX  75025                                                            500

Matthew Merrell
C/O Lewis F. Merrell
3313 Riley
Plano TX 75025                                                             500

Lewis F. Merrell
3313 Riley
Plano TX   75025                                                         4,400

Joyce Merrell
3313 Riley
Plano TX 75025                                                           4,400

Millennium Venture Management
6299 Paseo de Republica
Mira Flores, Lima 18
Peru                                                                   177,436

Adrian Mosley
Poy Hall
The Coach House
Penistone Road
Highflatis Hudersfield
HD8XU England                                                            5,500

MPI Venture Management
105 East First St
Hinsdale  IL   60521                                                    90,000

Lane G. Neville
3300 N. Central, Ste. 750
Phoenix AZ  85012                                                          500

Rodney O'Connor
Cameron Assoc. Inc.
640 5th Ave
15th Floor
New York NY 10019
                                                                        28,191


Hunter Pell
C/O Lewis F. Merrell
3313 Riley
Plano TX  75025                                                            500

Jessica Pell
C/O Lewis F. Merrell
3313 Riley
Plano TX 75025                                                             500

Pequet Family
Limited Partnership
105 East First St #101
Hinsdale IL 60521                                                      150,000

Perlsco, LLC
c/o Joe Hill
P.O. Box 4216
Greenwich CT 06831                                                      26,961

Peter Pescosolido
374 Commonwealth Rd.
Wayland MA 01778                                                         1,000

John Petruney
66 Haskell St.
Beverly Farms MA 01915                                                     100

Michael G. Pfalmer
Rampart Distribution
Colorado Springs CO 80909                                                  500

Thomas Platz
c/o Platz Associates
Two Great Falls Plaza
Auburn ME 04210                                                          2,000

Dyer Powell
R.J. Steichen Securities
10 Division Arcade
Buffalo MN 55313                                                           500

Paul Raducha
Exercycle Corporation
667 Providence Street
Woonsocket RI 02895                                                        100

Arlice E. & Maxine N. Rains
917 Mockingbird Drive
Chattanooga TN 37412
                                                                         7,741


Richard Reavis
651 W. Main Rd.
Middletown RI 02842                                                        100

Jeff Revious
761 Garfield
Denver CO 80206                                                            500

Romeo Rubitaille
53 Slade St.
Pawtucket RI 02688                                                         100

Jack Santos
466 Great Rd.
Lincoln RI 02865                                                           100

Chad Schultz
Donaldson, Lufkin, Jenrette
200 W. Madison Suite 1700
Chicago   IL   60606
                                                                        12,095

Raymond Shea
32 Juniper Lane
Holden MA 01520                                                            100

James R. Simmons
Nadeau & Simmons
1250 Turks Head Building
Providence RI 02903                                                      1,000

Amy Simmons
C/O Jim Simmons
1250 Turks Head Building
Providence RI  02903                                                     1,000

Andy Small
39 School St.
Newport RI 02840                                                           100

David Smith
3 Restmere Terrace
Middletown RI 02842                                                        100

Glen Smith
1 Sunset Hill RD.
Middletown RI 02842                                                        100

Peter Stein
400 East 58th Street #8C
New York NY 10022
                                                                        12,095

Sean Sullivan
7 Colonial Dr.
Middletown RI 02840                                                        100

Stephanie Thatcher
C/O Thomas S. Thatcher
2321 Juniper Lane
Amarillo TX 79109                                                          500

Steven B. Thatcher
85 Newbury Street
Boston MA 02116                                                            500

Michael T. Thatcher
C/O John J. Wallace, Jr.
17 W. Cheyenne Mtn. Blvd.
Colorado Springs CO 80906                                                  500

Seth T. Thatcher
C/O Thomas S. Thatcher
2321 Juniper Lane
Amarillo  TX  79109                                                        500

JoAnn Thatcher
2321 Juniper Lane
Amarillo TX 79109                                                        1,000

Thomas S. Thatcher
2321 Juniper Lane
Amarillo TX 79109                                                        1,000

Mills T. Thatcher
5 Julia Court
Portsmouth RI 02871                                                      5,000

Grayson S. Thatcher
5 Julia Court
Portsmouth RI 02871                                                      5,350

Jennifer M. Thatcher
5 Julia Court
Portsmouth RI 02871                                                      6,000

Mark T. Thatcher
5 Julia Court
Portsmouth  RI 02871                                                   400,000



Randall Veselik
Emerald Investments
15 W. Jefferson
Naperville IL 60540
                                                                        10,000

Dr. Sudesh K. Vohra
40 Hibbard Road
Winnetka  IL  60093
                                                                        50,000

Meredith Wallace
17 W. Cheyenne Mtn. Blvd.
Colorado Springs CO 80906                                                4,400

John J. Wallace, Jr.
17 W. Cheyenne Mtn. Blvd.
Colorado Springs  CO  80906                                              4,400

Jay Weibel
29 Bowens Wharf
Newport  RI 02840                                                          600

Welsh Investments
1500 Market Street
32nd Floor
3200 Center Square West
Philadelphia PA  19102                                                  27,976

Johanna Werner
2123 Stanford Avenue
St. Paul MN 55105                                                        3,000

Patrick J. Werner
903 St. Clair
St. Paul MN 53105                                                        3,000

Anthony M. Werner
3701 E. Cactus Creek Court
Highlands Ranch CO  80126                                                3,000

Kevin Werner
3175 Limerick Lane
Sheboygan WI  53080                                                      5,000

Mary Belle Werner
2620 N. 40th Street
Sheboygan, WI 53083                                                      6,300

Christopher Anthony Werner
924 South Monroe Street
Hinsdale IL 60522                                                       10,500


Mary Elizabeth Werner
924 South Monroe Street
Hinsdale IL 60522                                                       10,850

Paula Werner-Kletzein
2026 N. 6th Street
Sheboygan WI  53083                                                      3,000

Gretchen Werner-Schuttey
9704 Old Barn Rd.
Meqoun WI 53072                                                          3,000

Whoppers Four LLC
10333 North River Trail
Knoxville TN 37922
                                                                         5,515
Adeline Wolfe
322 Savannah Avenue
Statesboro GA 30458                                                      1,000

Grant Wolfe
322 Savannah Avenue
Statesboro GA  30458                                                     1,000

Ricky D. Wolfe
322 Savannah Avenue
Statesboro GA 30458                                                      2,000

Camille Wolfe
322 Savannah Avenue
Statesboro GA 30458                                                      2,000

Zenith Holdings LTD
P.O. Box 5052
Oak Brook IL 60522                                                      20,000

          Totals                                                     2,400,000



                         DIVIDEND POLICY

The Company expects to retain its earnings to finance further growth and, when appropriate, retire existing debt. As a result, the Directors of the Company expect that, for the foreseeable future, the Company will not declare or pay any dividends on any of its shares.


                             BUSINESS

GENERAL

Americas Power Partners, Inc. (the "Company") was formed to develop, optimize, own and operate power plant systems (steam, electric, compressed air, water and waste water) for industrial, institutional and commercial clients. The Company has strategic alliances with industry leaders, in the areas of power plant optimization, water and waste water management, operations and maintenance, fuel supply and electric power marketing. The Company's key alliance with Armstrong Services Inc. (ASI), provides the client with the experience, quality and commitment of a company that has a 100 year history as a supplier of steam equipment and services to the power industry. The Company's management team has extensive industry experience in power development, steam system implementation and financing of power plant systems.

The Company has two distinct products that target the energy needs of the industrial, institutional and commercial market.

- Utility Optimization

- Utility Monetization

The Company optimizes utility costs for customers by upgrading generation facilities and providing solutions for lower cost utilities. Through the Company's expert management team and strategic partners, they provide:
(i) monetization of existing power plant systems competitive cost of power commodities; and (ii) utility systems upgraded to "Best in Class" reliable supply of utilities and transfer of operations and maintenance services.

Customers can focus on their "Core Business" while the Company and its partners focus on their "Core Business", Energy.

Utility Optimization   Utility systems (steam, electric, air, water and
condensate return) are upgraded to optimum levels and sustained by the Company and its partners under a utility optimization program. This program is completely funded by the Company through a utility optimization and services agreement.


STRUCTURE

-The agreement is categorized as a maintenance contract with improvements for utility systems.

-The term of this agreement is generally for a period of 3 to 5 years.

-The payments for this agreement will be made monthly.

-The payment will cover both the system improvements and maintenance costs.

-At the termination of the agreement, the customer owns the system improvements.

-The maintenance portion of the agreement can be extended at termination.

-The first payment will be due at completion of all system improvements.

-Additional system improvements will be analyzed and implemented at the customer's discretion.

UTILITY MONETIZATION

DESCRIPTION

Utility Monetization the Company will purchase the power plant assets for a specified value, incorporate site improvements in power production, distribution and sell applicable power commodities (Steam, electric, air, water and waste water) to the customer at or below their current total costs. In some cases these payments can be based on the customers product produced.

STRUCTURE

-The existing power plant system is purchased.

-The power plant and utility systems are upgraded and improved.

-The Company will own the utility system for a period of 10 to 20 years.

-Utility services will be provided to the customer for a cost equated to product produced if applicable.

-The Company will operate and maintain the power plant and utility system.

-The Company will coordinate this sensitive issue to meet customer requirements.

-Future savings opportunities will be implemented and shared with the customer on a 50/50 basis.

-The facility will be maintained at optimum levels.

-All utility costs will be coordinated, processed and paid by the Company.

-Commodity price risk (fuel, electricity, water, etc.) is handled through a price management structure coordinated between the Company and the customer.

-The power plant and utility system will be certified and maintained as "Best in Class".

Management

The directors and officers of Americas Power Partners, Inc. are as follows:

Name               Age       Position

David Pequet       48        Chairman and President

Mark Margason      44        CEO and Secretary

Theodore Bogard    46        Vice President

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                        December 31, 1999

=====================================
SIX MONTHS ENDING DECEMBER 31, 1999
=====================================

Except for historical information, the discussion in this Form SB-1 contains forward-looking statements that involve risks and uncertainties. These statements may refer to the Company's future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expect", "anticipate", "believe", "intend", "plan" and similar expressions. The Company's actual results could differ materially from those anticipated in such forward-looking statements. Factors that could contribute to these differences include, but are not limited to, the risks discussed in the section titled "Market Risks and other Business Factors" later in this Form SB-1.

Completion of the Merger

Oak Brook Capital II, Inc. ("Oak Brook") was incorporated under the laws of the State of Colorado on May 15, 1998. It was incorporated as a "blind pool" or "blank check" company for the purpose of seeking to acquire one or more properties or businesses. Oak Brook elected to voluntarily file a registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended (the "34 Act").

On August 17 1999, Oak Brook's sole officers and directors executed a Plan of Merger Agreement (the "Plan') with the Company whereby the Company's shareholders agreed to receive one (1) share of Oak Brook common stock for every one (1) share they held.. The transaction with Oak Brook was a private placement transaction in reliance upon an exemption from registration under the Securities Act of 1933.

The transaction resulted in a change in control of Oak Brook because following its exchange of the Shares, the Company's shareholders owned approximately 94.039% of the issued and outstanding Common Stock of the Company.

RESULTS OF OPERATIONS

MARKET RISKS AND OTHER BUSINESS FACTORS

In passing the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), 15 U.S.C.A. Sections 77z 2 and 78u 5 (Supp. 1996), Congress encouraged public companies to make "forward looking statements" by creating a safe harbor to protect companies from securities law liability in connection with forward looking statements. The Company intends to qualify both its written and oral forward looking statements for protection under the Reform Act and any other similar safe harbor provisions.

"Forward looking statements" are defined by the Reform Act. Generally, forward looking statements include expressed expectations of future events and the assumptions on which the expressed expectations are based. All forward looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. Due to those uncertainties and risks, the investment community is urged not to place undue reliance on written or oral forwardlooking statements of the Company. The Company undertakes no obligation to update or revise this Safe Harbor Compliance Statement for Forward Looking Statements (the "Safe Harbor Statement") to reflect future developments. In addition, the Company undertakes no obligation to update or revise forward looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

The Company provides the following risk factor disclosure in connection with its continuing effort to qualify its written and oral forward looking statements for the safe harbor protection of the Reform Act and any other similar safe harbor provisions. Important factors currently known to management that could cause actual results to differ materially from those in forward looking statements include the disclosures incorporated herein by reference and set forth in Item 5, Other Information, Business Plan, of Form 8-K/A, filed on October 29, 1999 with the Securities and Exchange Commission ("SEC") and also include the following:

Liquidity

The Company is considering the sale of equity in connection with a secondary offering later in 2000. The Company does not have any underwriting commitments for such sale of equity. There can be no assurance that any such sale will close by such date or at all or that the Company will continue to consider such an offering.

Litigation And Government Investigations

Numerous federal and state civil and criminal laws govern energy and power plant development and operation activities. In general, these laws provide for various fines, penalties, multiple damages, assessments and sanctions for violations.

Evolving Industry Standards; Rapid Technological Changes

The Company's success in its business will depend in part upon its continued ability to enhance its existing products and services, to introduce new products and services quickly and cost effectively to meet evolving customer needs, to achieve market acceptance for new product and service offerings and to respond to emerging industry standards and other technological changes. There can be no assurance that the Company will be able to respond effectively to technological changes or new industry standards. Moreover, there can be no assurance that competitors of the Company will not develop competitive products, or that any such competitive products will not have an adverse effect upon the Company's operating results.

Moreover, management intends to continue to implement "best practices" and other established process improvements in its operations going forward. There can be no assurance that the Company will be successful in refining, enhancing and developing its operating strategies and systems going forward, that the costs associated with refining, enhancing and developing such strategies and systems will not increase significantly in future periods or that the Company's existing software and technology will not become obsolete as a result of ongoing technological developments in the marketplace.

Volatility Of Stock Price

The Company believes factors such as the Company's liquidity and financial resources, quarter to quarter and year to year variations in financial results could cause the market price of the Company's common stock to fluctuate substantially. Any adverse announcement with respect to such matters or any shortfall in revenue or earnings from levels expected by management could have an immediate and material adverse effect on the trading price of the Company's common stock in any given period. As a result, the market for the Company's common stock may experience material adverse price and volume fluctuations and an investment in the Company'scommon stock is not suitable for any investor who is unwilling to assume the risk associated with any such price and volume fluctuations.

LIQUIDITY AND CAPITAL RESOURCES

The Company has funded operations primarily through cash from operations and equity and debt investment, since inception.

Preferred Stock

The Company received $3,000,000 through the sale of preferred stock. The Purchase Agreement was signed January 31, 2000, and the transaction closed shortly thereafter.

Debt Financing

The Company received no debt instrument financing during the six months ended December 31, 1999.

Secondary Offering of Common Stock

The Company is considering the sale of equity in connection with a secondary offering prior to the end of 2000. The Company has not received any commitment for such an offering, and no assurance can be provided that the Company will receive any such commitment, or that any such offering, if undertaken, will be successful.

Sufficiency of Cash Flows

The Company believes that current cash balances and any cash generated from operations and from available debt or equity financing will be sufficient to meet its cash needs for working capital and capital expenditures for at least the next twelve months. Thereafter, if cash generated from operations is insufficient to satisfy the Company's liquidity requirements, management may seek to sell additional equity or obtain credit facilities. The sale of additional equity could result in additional dilution to the Company's shareholders. A portion of the Company's cashmay be used to acquire or invest in complementary businesses or products or to obtain the rightto use complementary technologies. From time to time, in the ordinary course of business, the Company evaluates potential acquisitions of such businesses, products or technologies.

                            MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND SENIOR MANAGEMENT

Management

The directors and officers of Americas Power Partners, Inc. are as follows:

Name                Age       Position

David Pequet        48        Chairman and President

Mark Margason       44        CEO and Secretary

Theodore Bogard     46        Vice President

Biographical Information:

David Pequet, Engineering degree from Michigan State University 1974.
Co-founder of MPI Investment Management, Mr. Pequet began his career in the securities industry in 1976. Mr. Pequet started the advisory firm, MPI Investment Management in 1986. MPI manages pension fund moneys across the United States and overseas. Prior to starting MPI, he was a fixed income broker at Prudential Bache Securities. For the past three years he has been active in power project development in the United States and South America. Pequet is a managing partner in MPI Venture Management and Chairman of the Board of Directors and President for Americas Power Partners.

Mr. Pequet has been a party to an administrative "soft dollar" proceeding and as a result has offered to settle the matter without admitting or denying the allegations. If accepted by the administrative agency, he will agree to cease and desist from any future violations of the Investment Adviser Act of 1940.

Mark Margason, B.S.B.A. degree from the University 1977, MBA in finance from the University of Denver 1979. Mr. Margason has a fifteen-year banking and investment banking career in Chicago Illinois with American National Bank and Trust Company of Chicago, Mellon Bank, and Citicorp North America leveraged capital division. Mr. Margason has banking and operational management experience in a broad range of energy industries. Mr. Margason has served on the Board of Directors of an integrated natural gas resources company and has directed power plant development for several U.S. and South American power projects. Margason is a managing partner in MPI Venture Management and CEO for Americas Power Partners.

Theodore Bogard, B.A. degree from Washington State University 1979, Business Management and Marketing. Eight years logistics experience on Alaska pipeline with Alyeska Trans Company and in Sudan Africa with Chevron Overseas Oil Exploration Group. Four years experience as partner in commercial real estate development company in Atlanta Georgia. He has three years experience in power development in South America. Mr. Bogard is Executive Vice President of Project Development for Americas Power Partners.

(b)    Beneficial Ownership

The following table sets forth the beneficial ownership of the ownership of Americas Power Partners, Inc. outstanding common stock on February 23, 2000 by
(i) each director and executive officer of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) each shareholder who was known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding shares of Americas Power Partners, Inc.:


Name                     Number of Shares Owned   Percentage of Ownership

Merrill Armstrong          818,361                  6.56%

Armstrong International  1,628,996                 13.06%

Theodore Bogard            848,269                  6.80%

Thomas Smith             1,719,698                 13.78%

David W. Pequet          1,927,740                 15.45%

Mark Margason            1,927,743                 15.45%

All Officers and
Directors as a Group     8,055,797                 64.57%


Management has advised that they may acquire additional shares of the Company's Common Stock from time to time in the open market at prices prevailing at the time of such purchases.

The Company's key personnel bring a broad range of private and public management, corporate finance and technical skills to the Company.

BOARD OF DIRECTORS

Colorado provides that a corporation's board of directors may be divided into various classes with staggered terms of office. The Company's directors are elected for a term of three years and until their successors are elected and qualified.

NUMBER OF DIRECTORS

The Company's board of directors currently consists of five directors. The number of directors on the Company's board may only be changed by a vote of a majority of the directors, subject to the rights of the holders of any outstanding series of the Company's preferred stock to elect additional directors. There is currently two million seven hundred nine thousand five hundred seventy-nine (2,709,579) shares of Series A Convertible Preferred Stock of the Company outstanding.

REMOVAL OF DIRECTORS

The Company's directors, or the entire board, may be removed for cause by the affirmative vote of the holders of at least 50% of the outstanding shares of capital stock of the Company entitled to vote in the election of directors, voting as a single class and subject to the rights of the holders of any outstanding series of the Company's preferred stock.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

Any newly created directorships in either of our boards of directors, resulting from any increase in the number of authorized directors or any vacancies, may be filled by a majority of the remaining members of such board of directors, even though less than a quorum, or in the case of the Company, by a sole remaining director, subject to the rights of holders of any outstanding series of preferred stock.

Newly created directorships or decreases in directorships in either of our boards of directors are to be apportioned among the classes of directors so as to make all classes as nearly equal in number as practicable, provided that no decreases in the number of directors in either of our boards of directors may shorten the term of any director then in office.

To the extent reasonably possible, any newly created directorship will be added to the class of directors whose term of office is to expire at the latest date following the creation of that directorship, unless otherwise provided for by resolution of the majority of the directors then in office. Any newly eliminated directorship will be subtracted from the class whose office is to expire at the earliest date following the elimination of the directorship, unless otherwise provided for by resolution of the majority of the directors then in office.

ABILITY TO CALL SPECIAL MEETINGS

Special meetings of the Company's stockholders may be called by the Company's board of directors, by affirmative vote of a majority of the total number of authorized directors at that time, regardless of any vacancies, or by the chief executive officer.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND
PROPOSALS

The Company's bylaws allow stockholders to nominate candidates for election to the board of directors at any annual or any special stockholder meeting at which the board of directors has determined that directors will be elected. In addition, the bylaws allow stockholders to propose business to be brought before any annual stockholder meeting. However, nominations and proposals may only be made by a stockholder who has given timely written notice to the Secretary of the Company before the annual or special stockholder meeting.

Under the Company's bylaws, to be timely, notice of stockholder nominations or proposals to be made at an annual stockholder meeting must be received by the Secretary of the Company no less than 60 days nor more than 90 days before the first anniversary of the preceding year's annual stockholder meeting. If the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary of the preceding year's annual stockholder meeting, notice will also be timely if delivered within 10 days of the date on which public announcement of the meeting was first made by the Company.

In addition, if the number of directors to be elected is increased and no public announcement is made by the Company naming all of the nominees or specifying the size of the increased board of directors at least 70 days before the first anniversary of the preceding year's annual meeting, or, if the date of the annual meeting is more than 30 days before or 60 days after the anniversary of the preceding year's annual meeting, at least 70 days before the annual meeting, a stockholder's notice will be considered timely, with respect to the nominees for any newpositions created by the increase, if it is delivered to the Secretary of the Company within 10days of the date on which public announcement of the meeting was first made by the Company.

Under the Company's bylaws, to be timely, notice of a stockholder nomination to be made at a special stockholder meeting must be received no less than 60 days nor more than 90 days before a special meeting at which directors are to be elected or within 10 days of the date on which public announcement of the special meeting was first made by the Company.

A stockholder's notice to the Company must set forth all of the following:

     - all information required to be disclosed in solicitations of proxies for election of directors, or information otherwise required by applicable law, relating to any person that the stockholder proposes to nominate for election or reelection as a director, including that person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected

     - a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting that business at that meeting and any material interest of the stockholder in the business proposed

     - the stockholder's name and address as they appear on the Company's books and the class and number of shares which are beneficially owned by the stockholder

The chairman of the Company's stockholder meeting will have the power to determine whether the nomination or proposal was made by the stockholder in accordance with the advance notice procedures set forth in the Company's bylaws. If the chairman determines that the nomination or proposal is not in compliance with the Company's advance notice procedures, the chairman may declare that the defective proposal or nomination will be disregarded.

DIRECTOR COMPENSATION

The directors of the Company, who are all executive officers of the Company as well, are not compensated for serving as directors of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION

The Company's Articles of Incorporation provide that a director of the Company shall not be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) for any unlawful distribution as set forth in the Colorado Model Business Corporation Act of Colorado (the "CMBCA") or (iv) for any transaction from which the director derived an improper personal benefit. These provisions may have the effect in certain circumstances of reducing the likelihood of derivative litigation against directors. While these provisions may eliminate the right to recover monetary damages from directors in various circumstances, rights to seek injunctive or other non-monetary relief is not eliminated.


                      EXECUTIVE COMPENSATION

The following executive compensation was paid for the fiscal years ended December 31, 1999, to the Company's Directors, Officers or Affiliates or other persons who were executive officers of the Company as at December 31, 1999.

                                                 Long Term
                                                 Compensation
                        Annual Compensation
                        Compensation Awards
                        ----------  --------     -------------  ---------------
                                                 Securities
Name and Principal                 Other Annual  Underlying     All Other
Position              Salary       Compensation  Options/(1)/   Compensation
                      ($)          ($)           (#)            ($)-
------------------    ----------   ------------  -------------  ------------
David W. Pequet
Chairman
1999                  50,000       0             450,000        0

Mark Margason
CEO and Secretary
1999                  50,000       0             450,000        0

Theodore Bogard
Vice President
1999                  60,000       0                   0        0

Thomas Smith          140,000      0                   0        0

[FN] 450,000 stock options to each David Pequet and Mark Margason will vest as follows:

(i)   150,000 as of December 31, 2000
(ii)  150,000 as of December 31, 2001
(iii) 150,000 as of December 31, 2002

____________________________

Director Compensation

The Company does not reimburse directors for expenses incurred, if any, in attending meetings of the Board of Directors. The Company does not pay director fees to directors for their service on the Board.

Options Granted To Executive Officers

The following options to purchase Common Shares were granted to the Named Executive Officers as of March 1, 2000, pursuant to the Company's Stock Option Plan. See "Stock Option Plan".

Security       Common        % of Total   Exercise  Expir. Date  Market Value
Holder         Shares Under  Options      Price Per              of Securities
               Option        Granted In   Share1                 Underlying
                   (#)       Financial                           Options on
                             Year                                Date of Grant
                                                                 ($/Securities)


Thomas Smith   444,998       100           0.01      1/3/2010

David Pequet   287,744       100           0.01      1/3/2010

Mark Margason  287,745       100           0.01      1/3/2010

Notes:

1. The exercise price was determined on the basis of the then transaction price of the Common Shares. See "Prior Sales".

Compensation of Directors

The directors of the Company are currently compensated for serving as a director on the basis of options. See "Options Granted to Named Executive Officers".

Directors' and Officers' Insurance

The Company intends to purchase liability insurance for the directors and officers of the Company. No part of this premium will be paid by the directors or officers of the Company.

STOCK OPTION PLAN

The Company maintains a stock option plan (the "Stock Option Plan") designed to provide incentives to directors, executive officers and employees of the Company or its subsidiaries and companies wholly owned by these individuals in order to permit those persons to participate in the growth and success of the Company.

Under the terms of the Company's Stock Option Plan, the Company is authorized to set aside as options a maximum of 5,000,000 of the Company's Common Shares outstanding from time to time, for the benefit of directors, officers and full time employees of the Company or its subsidiaries and companies wholly owned by these individuals. The Stock Option Plan does not permit any one individual to hold as options more than 5% of the Common Shares outstanding from time to time.

Any options so granted will be exercisable at the exercise price and for such period of time as may be determined by the board of directors of the Company and approved pursuant to the requirements of the applicable stock exchange, or if the Company's securities are not listed on a stock exchange, then in accordance with the conditions established by the board of directors of the Company.

Any stock options will be non-transferable and terminate on the earlier of the expiration date or the 30th day following the day on which the director, officer or employee, as the case may be, ceases to be either a director, officer or employee of the Company or any of its subsidiaries.

OPTIONS

As at the date of this filing the following options have been granted or allocated to executive officers and directors, current and previous employees, and advisors to the Company, pursuant to the Stock Option Plan:

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND PROMOTERS

No director, senior officer, promoter or other member of management or their respective associates or affiliates have been indebted to the Company at any time during the period ended December 31, 1999 or since that date.


                       CERTAIN TRANSACTIONS

Other than their employment agreements with the Company (refer to "Management-Employment Contracts" above), no material transactions involving the directors, senior officers or principal holders of the Company's securities have occurred since the Company was incorporated except for several loans previously made to the Company by the Company's principals.


                      PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership of the ownership of Americas Power Partners, Inc. outstanding common stock on March 17, 2000 by
(i) each director and executive officer of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) each shareholder who was known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding shares of Americas Power Partners, Inc.:


Name                       Number of Shares Owned   Percentage of Ownership

Merrill Armstrong            818,351                 6.56%

Armstrong International    1,628,996                13.06%

Theodore Bogard              848,269                 6.80%

Thomas Smith               1,719,698                13.78%

David W. Pequet            1,927,740                15.45%

Mark Margason              1,927,743                15.45%

All Officers and
Directors as a Group       8,055,797                64.57%


Management has advised that they may acquire additional shares of the Company's Common Stock from time to time in the open market at prices prevailing at the time of such purchases.

                   DESCRIPTION OF CAPITAL STOCK

As of the date hereof, the authorized share capital of the Company consists of forty million (40,000,000) Common Shares of which 8,494,600 Common Shares are issued and outstanding, 2,120,187 options to purchase Common Shares have been issued and ten million (10,000,000) Preferred Shares 2,725,000 of which is designated as Series A Preferred Stock (the "Series A Shares") of which 2,709,519 Series A Convertible Shares are issued and outstanding. The following is a summary of the principal attributes of the share capital of the Company.

COMMON SHARES

The rights, privileges, restrictions and conditions attached to the Common Shares are as follows:

Voting

Holders of Common Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company, except meetings of holders of another class of shares. Each Common Share shall entitle the holder thereof to one vote.

Dividends

Subject to the preferences accorded to holders of Series A Shares and any other shares of the Company ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares shall be entitled to receive, if, as and when declared by the Board of Directors, such dividends as may be declared thereon by the Board of Directors from time to time.

Liquidation, Dissolution or Winding-Up

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Company, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "Distribution"), holders of Common Shares shall be entitled, subject to the preferences accorded to holders of the Series A Shares and any other shares of the Company ranking senior to the Common Shares from time to time with respect to payment on a Distribution, to share equally, share for share, in the remaining property of the Company.

PREFERRED SHARES

The Company's articles of incorporation provides that the board of directors is authorized to provide for the issuance of shares of un-designated preferred stock in one or more series, and to fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions thereof.

The number of authorized shares of the Company un-designated preferred stock may be increased by the affirmative vote of the holders of a majority of the Company's common stock, without a vote of the holders of preferred stock, unless their vote is required pursuant to the terms of any preferred stock then outstanding. The number of authorized shares of un-designated preferred stock of the Company may be reduced or eliminated by the affirmative vote of the holders of 80% of the outstanding capital stock of the Company entitled to vote in the election ofdirectors, voting together as a single class.

Attributes

Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to each series of Preferred Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Distribution; the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, cumulative or non-cumulative), if any.

Liquidation

In the event of a Distribution, holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Company ranking junior to the Preferred Shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of Preferred Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

Dividends

The holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Company ranking junior to the Preferred Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Preferred Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holder of such series.

The Company has never paid any dividends on its Common Shares. The Company intends to retain its earnings to finance the growth and development of its business and does not expect to pay dividends in the near future. The Board of Directors of the Company will review this policy from time to time having regard to the Company's financing requirements, its financial condition and other factors considered relevant.

RESTRICTIONS ON TRANSFER

"Affiliates" of the Company under the Securities Act of 1933, as amended (the "Securities Act") are persons who generally include individuals or entities that control, are controlled by, or are under common control with the Company and may include certain officers and directors of the Company as well as principal stockholders of the Company. Persons who are affiliates of the Company will be permitted to sell their shares of the Company only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such exemptions afforded by
Section 4(1) or 4(2) of the Securities Act or Rule 144 thereunder.

CERTAIN PROTECTIVE PROVISIONS

General

The Articles and Bylaws of the Company and the CMBCA contain certain provisions designed to enhance the ability of the Board of Directors to deal with attempts to acquire control of the Company. These provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the Board of Directors (including potential takeovers which certain shareholders may deem to be in their best interest) and may adversely effect the price that a potential purchaser would be willing to pay for the Company's stock. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transaction may be favorable to the interests of shareholders, and could potentially adversely effect the price of the Common Stock.

The following briefly summarizes protective provisions contained in the Articles, the Bylaws and the CMBCA. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of these provisions, and is qualified in its entirety by reference to the Articles, the Bylaws and the provisions of the CMBCA.

The Company has one class of common stock issued and outstanding. Holders of the Company's common stock are each entitled to one vote for each share held.

AMENDMENT OF ARTICLES OF INCORPORATION

Under Colorado law, articles of incorporation of a Colorado corporation may be amended by approval of the board of directors of the corporation and the affirmative vote of the holders of a majority of the outstanding shares entitled to vote for the amendment, unless a higher vote is required by the corporation's articles of incorporation.

The Company's articles of incorporation provides that the affirmative vote of the holders of at least 50% of the outstanding shares of capital stock of the Company entitled to vote in the election of directors, voting together as a single class, will be required to reduce or eliminate the number of authorized shares of the Company's common stock or preferred stock, or to amend, repeal or adopt any provision inconsistent with the provisions of the Company's articles of incorporation which deal with the following:

     -undesignated preferred stock
     -matters relating to the board of directors, including the number of members, board classification, vacancies and removal
     -the powers and authority expressly conferred upon the board of directors -the manner in which stockholder action may be effected
     -amendments to bylaws
     -business combinations with interested stockholders of the Company -indemnification of officers and directors of the Company
     -the personal liability of directors to the Company or its stockholders for breaches of fiduciary duty
     -the amendment of the Company's articles of incorporation

AMENDMENT OF BYLAWS

Under Colorado law, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its articles of incorporation, confer such power upon the board of directors. The stockholders always have the power to adopt, amend or repeal bylaws, even though the board may also be delegated such power.

The Company's board of directors is expressly authorized to adopt, amend and repeal the Company's bylaws by an affirmative vote of a majority of the total number of authorized directors at that time, regardless of any vacancies.

The Company's bylaws may also be adopted, amended and repealed by the affirmative vote of the holders of at least 50% of the outstanding shares of capital stock of the Company entitled to vote in the election of directors, voting together as a single class.

LIMITATION OF LIABILITY OF DIRECTORS

The CMBCA permits a corporation to include a provision in its articles of incorporation eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for damages for a breach of the director's fiduciary duty, subject to certain limitations. Our respective articles of incorporation include such a provision to the maximum extent permitted by law.

While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate that duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his duty of care.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The CMBCA permits a corporation to indemnify officers and directors for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful.

Our articles of incorporation and bylaws provide that any person who was or is a party or is threatened to be a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, because that person is or was a director or officer, or is or was serving at the request of either of us as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, will be indemnified against expenses, including attorney's fees, and held harmless by each of us to the fullest extent permitted by the CMBCA. The indemnification rights conferred by each of us are not exclusive of any other right to which persons seeking indemnification may be entitled under any statute, our articles of incorporation or bylaws, any agreement, vote of stockholders or disinterested directors or otherwise. In addition, each of us is authorized to purchase and maintain insurance on behalf of its directors and officers.

Additionally, each of us may pay expenses incurred by our directors or officers in defending a civil or criminal action, suit or proceeding because that person is a director or officer, in advance of the final disposition of that action, suit or proceeding. However, such payment will be made only if we receive an undertaking by or on behalf of that director or officer to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us, as authorized by our articles of incorporation and bylaws.

                   REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent of the Company is American Securities Transfer, Inc, at its principal office in Lakewood, Colorado.


                       PLAN OF DISTRIBUTION

The shares of Common Stock registered hereunder could be sold, if desired, by the Selling shareholder on the Over-the-Counter Bulletin Board.

The Selling Shareholders Shares (the "Securities"), being offered hereby: (i) through dealers or in ordinary brokers' transactions, in the over-the-counter market or otherwise; (ii) at the market or through market makers or into an existing market for the securities; or (iii) in other ways not involving market makers or established trading markets, including direct sales to purchasers or effective through agents, or (iv) in combinations of any of such methods of sale. The Securities will be sold at market prices prevailing at the time of sale or at negotiated prices.

If a dealer is utilized in the sale of the Securities in respect of which the Prospectus is delivered, the Selling Security Holders will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale.

Sales of Securities "at the market" and not at a final price, which are made into an existing market for the Securities, will be made by the Selling Security Holders to or through a market maker, acting as principal or as agent. Other sales may be made, directly or through an agent, to purchasers outside existing trading markets. A selling broker may act as agent or may acquire the Securities or interests therein as principal or pledgee and may, from time to time, effect distributions of such Securities and interests.

The Securities offered hereby are eligible for sale only in certain states, and, in some of those states, may be offered or sold only to "institutional investors", as defined under applicable state securities law. No sales or distributions, other than as described herein, may be effected after this Prospectus shall have been appropriately amended or supplemented.

INVESTOR RELATIONS ARRANGEMENTS

On December 15, 1999, the Company entered into an Investor Relations Agreement with Michael Lafferman. Under the agreement, Mr. Lafferman is engaged to provide investor relations, corporate communications and related support services to the Company, specifically including, among other duties, the development of a comprehensive plan for the dissemination of Company information to shareholders as well as brokers, analysts and potential investors; advising the Company regarding trends and changes in the Over-the-Counter Bulletin Board brokerage and investment community, as well as changes in share ownership of the Company's securities, all in the context of providing appropriate investor relations communications; coordinating investor and shareholder contacts with Company counsel to ensure compliance with applicable securities laws and exchange listing requirements; and assisting the Company with on-site investor relations meetings and with the design, preparation and dissemination of investor relations materials. The initial term of the agreement expires December 15, 2000 but will renew automatically for successive one-month terms thereafter unless either party provides the other with 30 days' advance written notice of termination. In exchange for his services, Mr. Lafferman is entitled to receive a monthly fee of US$3,000, plus reimbursement of all reasonable out-of-pocket expenses and any reasonable third-party professional advisory fees.


                          LEGAL MATTERS

The validity of the Common Stock offered hereby has been passed upon for the Company by Nadeau & Simmons, P.C., 1250 Turks Head Building, Providence, Rhode Island.


                             EXPERTS

Bersch Accounting, independent auditors, have audited the financial statements of the Company included for the year ended June 30, 1999, which are incorporated by reference into this prospectus and registration statement. These financial statements are incorporated by reference in reliance on their reports, given on their authority as experts in accounting and auditing.


                      ADDITIONAL INFORMATION

The Company has filed with the Commission a Registration Statement on Form
SB-1 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted from this prospectus as permitted by the rules and regulations of the commission. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete and, where such agreement or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and to the exhibits thereto.

The Registration Statement and the exhibits may be inspected, without charge, and copies may be obtained, at prescribed rates, at the public reference facilities of the Commission maintained at Judiciary Plaza, 450 Fifth Street, N.W., room 1024, Washington, DC 20549, or on the Internet at http://www.sec.gov. Copies of the Registration Statement and the exhibits may also be inspected, without charge, at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, copies of the Registration Statement and the exhibits may be obtained by mail, at prescribed rates, from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, DC 20549.

In connection with this offering, the Company continues to be subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and regional offices referred to above. The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by independent public accountants and with quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                  AMERICAS POWER PARTNERS, INC.
                  INDEX TO FINANCIAL STATEMENTS

                                                                     Pages

Report of Independent Accountants...................................  F-2
Financial Statements:
  Balance Sheets....................................................  F-3
  Statements of Operations..........................................  F-4
  Statements of Changes in Shareholders' Equity (Deficiency)........  F-5
  Statements of Cash Flows..........................................  F-6
  Notes to Financial Statements.....................................  F-7 to F-_


                          Americas Power Partners, Inc.
                              Financial Statements
                                  June 30, 1999

Contents

Independent Auditor's Report                                             2

Exhibit A - Balance Sheet                                                3

Exhibit B - Statement of Operations                                      4

Exhibit C - Statement of Changes in Stockholder's Equity and
            Retained Earnings (Deficit) During the Development Stage     5

Exhibit D - Statement of Cash Flows                                      6

Notes to Financial
Statements                                                               7-10

                           Independent Auditor's Report

                                 October 17, 1999

To the Board of Directors and Stockholders
Americas Power Partners, Inc.

We have audited the accompanying Balance Sheet of Americas Power Partners, Inc., (a development stage company), as of June 30, 1999 and the related Statement of Cash Flows, Statement of Equity and Retained Earnings (Deficit) During the Development Stage, Statement of Operations, and Statement of Changes in Financial Position, for the eighteen months then ended. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Americas Power Partners, Inc. as of June 30, 1999 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the company will continue as a going concern. As shown in the financial statements, the Company has incurred considerable cost in organizing its business and establishing itself in the marketplace during the development stage. Its ability to remain viable depends on a combination of generating revenue before exhausting its present investment stake and/or its ability to obtain additional capital. Management's plans in regard to these matters are described in Note #1 and Note #4. The financial statements do not contain any adjustments which may result from the outcome of this uncertainty.

Bersch Accounting s.c.

                          Americas Power Partners, Inc.
                          (A Development Stage Company)
                                 Balance Sheet
                 (With the auditor's report of October 17, 1999)
                              As of June 30, 1999

                                    Assets

Current Assets
 Cash and cash equivalents (Exhibit D)(Note #1C)                $   306,658
 Subscriptions receivable                                               100

      Total Assets                                              $   306,758

                     Liabilities and Stockholders' Equity

Current Liabilities
 Accounts Payable                                               $   117,492

Commitments & Contingencies (Note #3)

Stockholders' Equity (Exhibit C)
 Common stock, no par value, 1,500
  shares authorized and 753.9194 shares
  subscribed                                                        752,250
 Deficit accumulated during the
  development state (Exhibit B)                                    (562,984)

   Total Stockholders' Equity                                       189,266

      Total Liabilities and Stockholders' Equity                $   306,758

                           Americas Power Partners, Inc.
                           (A Development Stage Company)
                              Statement of Operations
                  (With the auditor's report of October 17, 1999)
                    For the eighteen months ended June 30, 1999


Expenses Incurred During the Development Stage
 Consulting Fees - Managements                                  $   247,734
 Consulting Fees - Investment Banking                                37,773
 Consulting Fees - Engineering                                       49,143
 Consulting Fees - Other                                             31,369
 Legal Fees                                                          70,769
 Public Relations                                                    57,833
 Miscellaneous Office Expense                                        55,065
 Rent                                                                15,000
      Total Expenses Incurred During
       The Development Stage                                        564,686

       Operating Loss                                              (564,686)

Other Income (Expense)
 Interest Income                                                      1,702
       Net (Loss) Before Income Taxes                           $   562,984

 Income Taxes (Note #1D)

       Net (Loss)                                               $   562,984

       (Exhibit A)

       See Note #2 for expenses
       associated with related parties

                           Americas Power Partners, Inc.
                           (A Development State Company)
                 Statement of Changes in Stockholders' Equity and
       Retained Earnings (deficit) Accumulated During the Development State
                  (with the Auditor's report of October 17, 1999)
                    For the eighteen months ended June 30, 1999


                                                         Deficit
                                                         Accumulated
                                        Shares           During the
                       Date of          Common           Paid-in          Development      Stockholders'
                       Transaction      Stock            Capital          Stage            Equity


Balance-January 27,                              0                0
 1998

Stock Subscribed to
 Founders                1/27/98          709.7500       $      100                        $     100

Sale of Stock for Cash
($2.45 per share)         5/4/99           44.1694          752,150                          752,150

Net (Loss)               6/30/99                 -                -       $ (562,984)       (562,984)

Balance-June 30, 1999                     753.9194       $  752,250       $ (562,984)      $ 189,266

                                                                          (Exhibits B&A)   (Exhibit A)

                          Americas Power Partners, Inc.
                          (A Development Stage Company)
                             Statement of Cash Flows
                 (With the auditor's report of October 17, 1999)
                   For the eighteen months ended June 30, 1999

                Cash Increase
                Or (Decrease)

Cash Flows from Development Stage Activities                    $  (562,984)
 Net (Loss)
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
   Common stock subscribed                                              100
 Increase in:
   Accounts payable                                                 117,492

     Net cash (Used) by Development Stage Activities               (445,392)

Cash Flows from Financing Activities
 Stockholders' contributions                                        752,150

     Net Increase in Cash                                           306,758

Cash and Cash Equivalents-Beginning of Year                               -

Cash and Cash Equivalents-End of Year                           $   306,758

                                                                (Exhibit A)

                          Americas Power Partners, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                 (With the auditor's report of October 17, 1999)
                   For the eighteen months ended June 30, 1999

Note #1 Nature of Business and Summary of Significant Accounting Policies

A.  Nature of Business

Americas Power Partners, Inc. (the Company) has been in the development stage since its formation on January 27, 1998. Americas Power Partners, Inc. was formed to develop, optimize, own and operate power plant systems (steam, electric, compressed air, water, waste water and condensate return) for industrial and commercial clients. The Company has formed strategic alliances with two recognized energy companies in the areas of power plant optimization, operations and maintenance, fuel supply, and electric power marketing. These two strategic relationships bring key skill sets to the development process as well as a steady flow of project opportunities from their established client base. The Company will generate revenue primarily from fees produced from structuring and financing these energy projects.

The Company is prepared to participate in the private energy market through two distinct avenues, namely, financing upgrades, or purchasing the powerhouse assets and selling utilities back to the client through long-term contracts.

B.  Method of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis method of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

These financial statements have been prepared under the assumption the Company will continue its development stage activities and eventually emerge as a going concern. This assumption is conditioned on the Company's ability to generate revenue before exhausting its original capital stake, and/or attracting additional capital. Although no revenue producing contracts have been signed, management is confident that this risk will be ameliorated because as of audit date the Company has over twenty five separate projects being negotiated in stages ranging from letters of intent all the way to final contract proposal with a

Note#1 Nature of Business and Summary of Significant Accounting Policies
       (Cont'd)

C.  Method of Accounting (Cont'd)

"Fortune 200" company. As described in Note #4, management has also taken steps to respond to the second risk.

D.  Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term investments in interest-bearing accounts, securities, and other instruments with an original maturity of three months or less, to be equivalent to cash.

The Company had funds on deposit at one financial institution as of June 30, 1999 that exceeded the federally insured limit by $268,186.

E.  Income Taxes

Generally accepted accounting principles require an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

The Company's total deferred tax assets and deferred tax valuation allowance are as follows at June 30, 1999:

Total Deferred Tax Assets                                       $   223,000
Less Valuation Allowance                                           (223,000)

  Net Deferred Tax Assets                                       $         -

Deferred tax assets are recognized for operating losses that are available to offset future taxable income. The valuation allowance was established to reduce the deferred tax asset to the amount that will more than likely than not be realized.

Note#1 Nature of Business and Summary of Significant Accounting Policies
       (Cont'd)

F.  Income Taxes (Cont'd)

During the period ended June 30, 1999 the Company's valuation was increased by $223,000. The allowance is necessary due to the uncertainty of the Company's ability to utilize all of the tax carryforwards before they expire.

The income tax provision consists of the following:

     Current                                                    $         -

     Deferred                                                      (223,000)

     Increase in valuation allowance                                223,000


     Total                                                      $         -

A reconciliation of the statutory U.S. federal rate and effective rates is as follows:

     Statutory U.S. federal rate                                       34.0%

     Deferred                                                           6.0%

     Increase in valuation allowance                                  (40.0)

At June 30, 1999 the Company has available for future periods, the following carryforwards for tax purposes:

     Net Operating loss of                                      $  (562,984)

Income taxes paid for the year ended June 30, 1999 totaled $0.

Note#1 Nature of Business and Summary of Significant Accounting Policies
       (Cont'd)

G.  Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Note #2 Related Party Transactions

The Company has a contract with a management consulting firm owned by two of the Company's management employees, and outside consulting contracts with three of the management employees providing for the payment of fees for acquiring, negotiating, and brokering of contracts associates with the Company's mission as well as for developing access to capital sources. Under this agreement the company accrued a fee of $75,000 prior to audit date upon the presentation of a successful letter of intent to merge with a public company.

During 1999 the company accrued and paid consulting fees and other expenses to the management of the company relating to:

     Consulting Fees                                             $   130,833

     Fees relating to merger                                          75,000

     Reimbursed Expenses                                             135,707

          Total                                                  $   341,540

An additional fee of $75,000 became due on August 17, 1999 when the company completed a reverse merger as described in Note #4.

Note #3 Commitments

The Company has arranged for transportation equipment under a lease beginning in 1999 and expiring in 2003. The minimum annual rental payments required under this lease, having initial or remaining noncancellable terms in excess of one year, are as follows for the years ending June 30,


     2000                                                             7,482
     2001                                                             7,482
     2002                                                             7,482
     2003                                                             6,859

     Total                                                           29,305

Rent expense for the year ended June 30, 1999 was $623.

Employment Agreement

The Company entered into an at-will employment agreement with an officer and stockholder on May 1, 1999. The agreement specifies the amount of compensation to be paid and the fringe benefits to which the officer is entitled.

Note #4 Subsequent Events

Effective August 17, 1999 the Company completed a reverse merger with Oak Brook Capital II, a fully reporting 1934 Act public SEC shell company, which changed its name to Americas Power Partners, Inc. This merger was done specifically to enhance the company's ability to have several options for future capital formation and to aid in attracting additional key employees. The NASD 15c211 disclosure form has been filed with the NASD and the company is expecting to begin trading OTC before year-end 1999. At the time of the merger, shares of the new company were issued in lieu of the shares subscribed in the old company.

As of the end of the audit fieldwork, the Company is currently negotiating a private placement of a $4 million convertible preferred stock issue with an institutional investor the fourth quarter of 1999.


(b)  Pro Forma Financial Information.

The pro forma financial statement required by this Item 7(b) is set forth as follows:

Pursuant to Rule 11-02b(2) of Regulation S-X of the Act, we herewith submit the following:

On August 17, 1999 this 8-K was filed to report on the combination of Americas Power Partners, Inc. and Oak Brook Capital II, Inc.. Oak Brook Capital II, Inc. was the surviving corporation and changed its name to Americas Power Partners, Inc. Since Oak Brook Capital II was a "blank check" company prior to the transaction, and had no assets, one liability, and negative equity according to the Amended Form 10QSB filed October 19, 1999, and those items were all of insignificant materiality, the pro forma information necessary to complete the requirements of Section 7a will be almost identical to the June 30, 1999 audit report.


                                Balance Sheets


                                                              Pro-forma Combined
                             Oak Brook      Americas Power    Surviving
                             Capital II     Partners, Inc.    Corp. Renamed
                             6-30-99        6-30-99           @6-30-99

ASSETS
Cash & cash equiv.                          $                       306,658
Subscription Rec.                       -            100
                                        -   $    306,758      $     306,758

LIABILITIES
Accounts payable             $      7,725   $    117,492      $     125,217

EQUITY
Common Stock                 $      4,200   $    757,250      $     756,450
Accumulated Deficit               (11,925)      (562,984)          (574,909)
Total Equity                       (7,725)       189,266            181,541
Total Liabilities & Equity   $          -   $    306,758      $     306,758


                                   Operating Statements
                                From Inception to 6-30-99



                             Oak Brook      Americas Power    Pro-forma Combined
                             Capital II     Partners, Inc.    Surviving
                             Inception      inception         Corp. Renamed
                             5-15-98        1-27-98           @6-30-99

Revenue                      $           -  $          -      $           -

Expenses Incurred during
 the development stage              11,925       562,984            574,909
Net Loss                            11,925       562,984            574,909
Accumulated deficit                 11,925       562,984            574,909


                        AMERICAS POWER PARTNERS, INC.

                            FINANCIAL STATEMENTS

                          FOR THE SIX MONTHS ENDED

                             DECEMBER 31, 1999

                                 EXHIBIT A
                       Americas Power Partners, Inc.
                               BALANCE SHEET
                             December 31, 1999


                                   ASSETS

CURRENT ASSETS
 Cash and Cash Equivalents                  $    146,758
 Prepaid Expense                                  34,539
 Stock Subscriptions Receivable                      100

          Total Current Assets              $    181,397

PROPERTY AND EQUIPMENT
 Computer Equipment                               22,674
 Less: Accumulated Depreciation                     (527)

          Total Property and Equipment            22,147

OTHER ASSET
 Security Deposit                                 13,710

          TOTAL ASSETS                      $    217,254

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
 Current Maturities of Capital Leases       $      6,701
 Accounts Payable                                134,068
 Accrued Expenses                                125,282
 Investor Advances                               250,000
 Advances-Related Parties                         67,000

          Total Current Liabilities         $    583,051

CAPITAL LEASES--NET OF CURRENT MATURITIES         14,095

STOCKHOLDERS' EQUITY
     Common Stock, no par value
      40,000,000 Shares Authorized
      8,397,694 issued and outstanding         1,132,700
     Preferred Stock, $100 par value,
      10,000,000 Shares Authorized                     -
     Deficit Accumulated During the
      Development Stage                       (1,512,592)

          Total Stockholders' Equity            (379,892)

TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY                       $    217,254

                                 EXHIBIT B
                        Americas Power Partners, Inc.

                          STATEMENTS OF OPERATIONS
                 For the Six Months ended December 31, 1999


                                       Six Months
                                       ended
                                       December 31, 1999

Expenses
 Consulting Fees - Management          $      270,000
 Consulting Fees - Investment Banking         120,000
 Consulting Fees - Other                       48,048
 Depreciation                                     527
 Insurance                                      7,774
 Fringe Benefits                                6,985
 Legal Fees                                   146,868
 Other Professional Fees                       52,609
 Payroll Taxes                                  3,927
 Public Relations                               9,609
 Miscellaneous Office Expense                 100,288
 Rent                                          16,022
 Wages and Salaries                           162,667

          Total Expenses                      945,324

OTHER (INCOME)/EXPENSE
 Interest Income                               (1,262)
 Interest Expense                               1,346

          Total Other (Income)/Expense             84

          NET LOSS                      $    (945,408)

                           Americas Power Partners, Inc.
                                     EXHIBIT C
                 Statements of Changes in Stockholders' Equity and
       Retained Earnings (Deficit) Accumulated During the Development Stage
                    For the Six Months Ended December 31, 1999

                                                         Shares
                                      Date of            Issued and          Paid-In           Retained
Stockholders'
                                      Transaction        Outstanding         Capital           Deficit             Equity



Balance-July 1, 1999                                     1,228,753.9194          756,450            (567,184)
189,266

Correction of Americas Power
  Partners' Shares Issued             January 27, 1998    (210,000)

Balance-July 1, 1999-as Restated                         1,228,543.9194

Common Stock (No Par Value)
  Retired at Time of Merger           August 17, 1999         (543.9194)

Common Stock (No Par Value)
  Issued at Time of Merger            August 17, 1999    5,439,194

Issuance of shares as incentive
  bonuses                             July 22, 1999      1,275,000
                                      October 1, 1999       30,000
                                      October 1, 1999      275,000

Sale of Stock for Cash                July 20, 1999          2,500            6,250                                6,250
($2.50 per Share)                     September 15, 1999    80,000          200,000
200,000
                                      September 21, 1999    10,000           25,000                               25,000
                                      September 29, 1999    10,000           25,000                               25,000
                                      November 3, 1999      10,000           25,000                               25,000
                                      December 9, 1999      20,000           50,000                               50,000
                                      December 31, 1999     18,000           45,000                               45,000
Net (Loss) for the Six Months
  ended December 31, 1999             December 31, 1999  _________       __________
(945,408)        (945,408)

Balance-December 31, 1999                                8,397,694       $1,132,770         $(1,512,592)
$(379,892)


                                 EXHIBIT D
                       Americas Power Partners, Inc.
                         STATEMENTS OF CASH FLOWS
                For the Six Months ended December 31, 1999



                                        Six  Months
                                        ended
                                        December 31, 1999
Cash Flows from Operating Activities:
 Net (Loss)                             $    (945,408)
 Adjustments to Reconcile Net Income to
 Net Cash Provided by
  Operating Activities:
   Depreciation and Amortization                  527
   Change in Prepaid Expense                   (2,352)
   Change in Accounts Payable                  16,576
   Change in Accrued Expenses                 100,000
   Change in Investor Advances                250,000
   Total Adjustments                          364,751

   Net Cash (Used) by
    Operating Activities                     (580,657)

Cash Flow from Investing Activities:
 Increase in Security Deposit                 (13,710)

   Net Cash (Used) by
    Investing Activities                      (13,710)

Cash Flow from Financing Activities:
 Proceeds from Issuance of Common Stock       376,250
 Proceeds of Related Party Loans               67,000
 Principal Payments on Insurance Financing     (6,905)
 Principal Payments on Long-Term Debt          (1,878)

   Net Cash Provided by
    Financing Activities                      434,467

Net Increase (Decrease) in Cash and
 Cash Equivalents                            (159,900)

Cash and Cash Equivalents, Beginning          306,658
Cash and Cash Equivalents, Ending         $   146,758

Supplemental Disclosures:
 Interest Paid                            $     1,346

Non-cash Investing and Financing
 Activities:

 Equipment Purchased by Capital Lease     $    22,674

 Liability Insurance Paid by Finance
  Agreement                               $    31,061

                           Americas Power Partners, Inc.
                           NOTES TO FINANCIAL STATEMENTS
                                 DECEMBER 31, 1999

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)     Nature of the Business

Americas Power Partners, Inc. (the Company) has been in the development stage since its inception on January 27, 1998. The Company was formed to develop, optimize, own and operate power plant systems (steam, electric, compressed air, water, waste water and condensate return) for industrial and commercial clients. The Company has formed strategic alliances with two recognized energy companies in the areas of power plant optimization, operations and maintenance, fuel supply, and electric power marketing. These two strategic relationships bring key skill sets to the development process, as well as a steady flow of project opportunities from their established client base. The Company will generate revenue primarily from fees produced from structuring and financing these energy projects.

The company is prepared to participate in the private energy market through two distinct avenues, namely, financing upgrades, or purchasing powerhouse assets and selling utilities back to clients through long-term contracts.

     (b)     Method of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis method of accounting.

     (c)     Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

     (d)     Cash Equivalents

The Company considers all short-term investments in interest-bearing accounts, securities, and other instruments with an original maturity of three months or less to be cash equivalents.

                           Americas Power Partners, Inc.
                           (A Development Stage Company)
                           NOTES TO FINANCIAL STATEMENTS
                                 DECEMBER 31, 1999


1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     (e)     Income taxes

Income Taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable when the assets and liabilities are recovered or settled. Valuation allowances are established, if necessary, to reduce deferred tax assets to the amount that will more likely than not be realized.

2.     GOING CONCERN

These financial statements have been prepared under the assumption the Company will continue its development stage activities and eventually emerge as a going concern. This assumption is conditioned on the Company's ability to generate revenue before exhausting its original capital stake, and/or attracting additional capital. Although no revenue producing contracts have been signed, management is confident that this risk will be ameliorated because the Company has over twenty five separate projects being negotiated in stages ranging from letters of intent all the way to final contract proposal with a "Fortune 200" Company. As described in Note #4, management has also taken steps to respond to the second risk.


NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                        TABLE OF CONTENTS

Prospectus Summary ..............................................
Risk Factors.....................................................
     Year 2000 Problems May Have an Adverse Effect
     Competition
     Potential Fluctuations in Quarterly Operating Results
     Limited Operating History
     Dependence on Third-Party Suppliers
     Patents, Trademarks and Proprietary Information
     Rapid Technological Changes
     Expansion
     Government Regulation
     Dependence on Key Personnel
     Control by Principal Shareholders, Officers and Directors
     Issuance of Preferred Stock
     Trading Market; Volatility of Stock Price
     Possible Need for Additional Financing
     Indemnification of Officers and Directors
     Dependence Upon Outside Advisors
     Rule 144 Sales

Use of Proceeds....................................................
Dilution ..........................................................
Dividend Policy ...................................................
Business ..........................................................
Management's Discussion and Analysis of Financial Condition and
  Results of Operations ...........................................
Management ........................................................
Certain Transactions ..............................................
Principal Shareholders ............................................
Description of Capital Stock ......................................
Plan of Distribution ..............................................
Agreements with Armstrong International, Inc.......................
Investor Relations Arrangements ...................................
Legal Matters .....................................................
Experts ...........................................................
Additional Information ............................................
Financial Statements ..............................................     F-1


                 -------------------------------

UNTIL ____________________, 2000 (45 DAYS AFTER THE DATE OF THIS
PROSPECTUS) ALL DEALERS EFFECTING TRANSACTIONS IN THE SHARES OF
COMMON STOCK OFFERED HEREUNDER MAY BE REQUIRED TO DELIVER A
PROSPECTUS.


=====================================================================
=====================================================================



                  AMERICAS POWER PARTNERS, INC.


                ---------------------------------

                         2,400,000 SHARES

                ---------------------------------



                           COMMON STOCK


                 --------------------------------

                            PROSPECTUS

                 -------------------------------








                           March 17, 2000

                             PART II

              INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 1.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Model Business Corporation Act of the State of Colorado ("CMBCA") provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person's conduct was unlawful.

The CMBCA provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

The CMBCA provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

The Company's Articles of Incorporation (incorporated by reference herein) provides for indemnification of directors, officers and other persons as follows:

To the fullest extent permitted by the CMBCA as the same now exists or may hereafter be amended, the Corporation shall indemnify, and advance expenses to, its directors and officers and any person who is or was serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.
The Corporation, by action of its board of directors, may provide indemnification or advance expenses to employees and agents of the Corporation or other persons only on such terms and conditions and to the extent determined by the board of directors in its sole and absolute discretion.

The indemnification and advancement of expenses shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability.

The indemnification and advancement of expenses, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such officer or director. The indemnification and advancement of expenses that may have been provided to an employee or agent of the Corporation by action of the board of directors, shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be an employee or agent of the Corporation and shall inure to the benefit of the heirs, executors and administrators of such a person, after the time such person has ceased to be an employee or agent of the Corporation, only on such terms and conditions and to the extent determined by the board of directors in its sole discretion.

The Company's By-Laws (incorporated by reference herein) provides that:

Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, because he is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "Indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the CMBCA, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide before such amendment), against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that, except as provided in the section "Right of Indemnitees to Bring Suit" with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the board of directors of the Corporation.

Right to Advancement of Expenses. The right to indemnification conferred in the section "Right to Indemnification" of this Article shall include the right to be paid by the Corporation the expenses (including attorney's fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the CMBCA requires, an advancement of expenses incurred by an Indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses under this section or otherwise. The rights to indemnification and to the advancement of expenses conferred in this section and the section "Right to Indemnification" of this Article shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the Indemnitee's heirs, executors and administrators. Any repeal or modification of any of the provisions of this Article shall not adversely affect any right or protection of an Indemnitee existing at the time of such repeal or modification.

Right of Indemnitees to Bring Suit. If a claim under the section "Right to Indemnification" or "Right to Advancement of Expenses" of this Article is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty
(20) days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expenses of prosecuting or defending such suit. In (1) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (2) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the Indemnitee has not met any applicable standard for indemnification set forth in the CMBCA. Neither the failure of the Corporation (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the CMBCA, nor an actual determination by the Corporation (including its board of directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article or otherwise shall be on the Corporation.

Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Articles of Incorporation as amended from time to time, these By-Laws, any agreement, any vote of stockholders or disinterested directors or otherwise.

Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the CMBCA.

Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the board of directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

The directors and officers of the Company are covered by a policy of liability insurance.


ITEM 2.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses in connection with the sale of the Shares are estimated as follows:


Securities and Exchange Commission registration fee...........    $    3,350
Legal fees and expenses.......................................        60,000
Accounting fees and expenses..................................        10,000
Miscellaneous.................................................         4,880
                                                                   ---------
  TOTAL.......................................................    $   75,000

ITEM 3.   UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(1) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(2) that before any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

(3) that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of
Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(4) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form SB-1 under the Securities Act of 1933, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means, including information contained in documents filed after the effective date of the registration statement through the date of responding to such request; and

(5) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to irectors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


ITEM 4.   UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

Oak Brook Capital II, Inc. ("Oak Brook") was incorporated under the laws of the State of Colorado on May 15, 1998. It was incorporated as a "blind pool" or "blank check" company for the purpose of seeking to acquire one or more properties or businesses. The Company elected to voluntarily file a registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended (the "34 Act").

On August 17 1999, Oak Brook's sole officers and directors executed a Plan of Merger Agreement (the "Plan") with Americas Power Partners, Inc., a
Delaware corporation ("APPI") whereby APPI shareholders agreed to receive one (1) share of common stock of Oak Brook for every one (1) share of APPI each respective APPI shareholder held. The transaction with APPI was a private placement transaction in reliance upon an exemption from registration \ under the Securities Act of 1933.

The transaction resulted in a change in control of Oak Brook because following its exchange of the Shares, APPI shareholders owned approximately 94.039% of the issued and outstanding Common Stock of Oak Brook.

The Plan of Merger was duly adopted by the Boards of Directors of the respective corporations on August 17, 1999, and approved by the Board of Directors of Oak Brook on August 17, 1999, and by the shareholders of AMERICAS POWER PARTNERS, INC., on August 17, 1999, in the manner prescribed by the Delaware General Corporation Law. The number of shares voted for the Plan of Share Merger was, with respect to each corporation, sufficient for approval as set forth below.

The number of shares of Oak Brook outstanding at the time of such adoption was 1,228,000, and the number of Shares entitled to vote thereon was: 1,228,000.

The number of shares of AMERICAS POWER PARTNERS, INC. outstanding at the time of such adoption was 754.1693, and the number of shares entitled to vote thereon was: 754.1693.

The designation and number of outstanding shares of each class entitled to vote thereon as a class were: NONE.

The number of shares voted for such Plan of Merger by Oak Brook was 1,105,200, and the number of shares voted against such Plan of Merger was: NONE.

The number of shares voted for such Plan of Merger by AMERICAS POWER PARTNERS, INC., was 754.1693, and the number of shares voted against such Plan of Merger was: NONE.

CONVERSION OF SHARES IN THE MERGER

1. Oak Brook Common Stock. No Shares of Common Stock, .001 par value, of Oak Brook issued and outstanding at the effective time of the Merger were converted as a result of the Merger, and all of such shares remained issued shares of Common Stock of the Company.

2. APPI Common Stock. At the effective time of the Merger, each share of .001 par value Common Stock of APPI issued and outstanding was converted into and become 10,000 shares of Common Stock of the Surviving Corporation. Each record holder of outstanding Common Stock of APPI was issued shares of Common Stock of APPI, upon the ratio set forth above. Upon direction of APPI and receipt by Oak Brook of the stock ledger of APPI, each APPI shareholder was entitled to receive one or more stock certificates for the full number of shares of Common Stock of Oak Brook into which the Common Stock of APPI was converted as aforesaid together with any dividends on the Common Stock of APPI as to which the payment date occurred on or prior to the date of the surrender of said shares.

3. Surrender of APPI's Stock Ledger. As soon as practicable after the Merger became effective, the stock ledger representing Common Stock of APPI issued and outstanding at the time the Merger became effective was delivered to Oak Brook, such that shares of the Company may be issued, as above provided. Until so delivered for exchange, each shareholder of APPI shall be deemed for all corporate purposes (except for the payment of dividends, which shall be subject to the exchange of stock as above provided) to own the number of shares of Common Stock of the Company which the holder thereof would be entitled to receive upon its surrender to the Company.

4. Issuance of Shares Subsequent to Merger. As soon as practicable after the Merger became effective, the Company issued to the shareholders of APPI, on the basis set forth in Section 2 above, the necessary shares of Common Stock in the Company.

5.  Fractional Interests.   No fractional shares of Common Stock of the
Company or certificate or scrip representing the same was issued. In lieu thereof each holder of APPI Common Stock having a fractional interest arising upon such conversion will be rounded up into one full additional share of Common Stock of the Company by the Transfer Agent.

ITEM 5.   EXHIBITS.

INDEX TO EXHIBITS


EXHIBIT   NO   DESCRIPTION


#         2.1  Articles of Merger between Americas Power Partners, Inc. and
               Oak Brook Capital II, Inc., dated October 29, 1999;

#         2.2  Plan of Merger dated October 29, 1999;

*         3.1  Articles of Incorporation of the Registrant, as amended;

*         3.2  Bylaws of the Registrant;

#         4.1  Instruments Defining Rights of Security Holders/Minutes of
               Annual/Special Meetings of the Registrant;

#         5.1  Opinion on Legality of Securities to be Issued;

#         10.1 Issuance of Restricted Shares from Authorized Shares

#         10.2 Opinion to Transfer Agent Authorizing Issuance of Restricted
               Shares from Authorized Shares

x         20.1 Series A Convertible Stock Purchase Agreement, dated January
               31, 2000, between the Registrant and Armstrong International,
               Inc.

#         23.1 Consent of Bersch Accounting;

#         23.2 Consent of Nadeau & Simmons, P.C.;

x         27   Financial Data Schedule

x         99.1 Safe Harbor Compliance Statement

_______________________
x    Filed herewith.

* Incorporated by reference from the Registrant's Registration Statement on Form 10SB12G, filed August 5, 1998.

# Incorporated by reference from the Registrant's Form 8-K, Current Report, filed October 29, 1999.



                            SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.


                         AMERICAS POWER PARTNERS, INC.

                         /s/  Mark Margason

DATE: March 17, 2000     By:    MARK MARGASON
                         Name:
                         Title: CEO


                        POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Mark Margason, his true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution, for then and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange
Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.




SIGNATURE                TITLE                    DATE
-----------------        ----------------         -----------------

/s/ David Pequet

DAVID PEQUET             Chairman of the Board    March 17, 2000

/s/ Theodore Bogard

THEODORE BOGARD          Director                 March 17, 2000

